September 28, 2009

Delivery via EDGAR
Mr. Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	South Texas Oil Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 1-33777

Dear Mr. Shannon,

We have received a comment letter dated September 16, 2009, from your division regarding the above referenced periodic reports for South Texas Oil Company.

Please be advised that we intend to submit to you our response to each of the items noted in your letter on October 7, 2009.

Please direct any questions or comments regarding this correspondence to me at (210) 545-5994.

Sincerely, /s/ Sherry Spurlock Sherry Spurlock Chief Financial Officer

300 E. Sonterra Blvd., Suite 1220 * San Antonio, Texas 78258 * Tel: (210) 545-5994 * Fax: (210) 545-3317